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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-2595BD

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524
(Area Code - Telephone No.)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Washington, DC
111

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

I, Michael J. Castellano, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael J. Castellano Chief Financial Officer	February 22, 2008 Date

Subscribed and sworn
to before me this 22th
day of February 2008

JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020761
Qualified in Queens County
Commission Expires March 1, 2011

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2008

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars In Thousands)

ASSETS		
Cash and cash equivalents	$	360,777
Receivables, net:		
Fees		307,720
Affiliates		88,642
Related parties		12,654
Other receivables		10,471
Investments, at fair value		388,083
Property, net		31,346
Goodwill		84,107
Other assets		41,663
TOTAL ASSETS	$	1,325,463
LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	35,485
Accrued compensation and benefits		214,945
Payable to affiliates		221,434
Payable to related parties		6,565
Other liabilities		85,194
Total liabilities		563,623
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST		51,746
MEMBER'S EQUITY (including $15,752 of accumulated other comprehensive income)		710,094
TOTAL LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY	$	1,325,463

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2007
(Dollars In Thousands)

1. ORGANIZATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC and subsidiaries (collectively referred to as "LF&Co. LLC" or the "Company"), a wholly-owned subsidiary of Lazard Group LLC, (formerly Lazard LLC) ("Lazard Group"), include the accounts of its wholly-owned, non-guaranteed subsidiary, Lazard Asset Management LLC and subsidiaries (collectively "LAM LLC"), Goldsmith, Agio, Helms & Lynner, LLC ("GAHL") and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company include:

- Financial Advisory, which includes providing advice on mergers, acquisitions, restructurings and other financial matters, and
- Asset Management, which includes the management of equity and fixed income securities and private equity funds.

On May 10, 2005, Lazard Group effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings LLC (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company consisting of current and former managing directors of the businesses of Lazard Group and LFCM Holdings LLC ("LFCM Holdings") that hold interests in Lazard Group, and LFCM Holdings. In accordance with the provisions of such master separation agreement, the Company transferred to LFCM Holdings on May 10, 2005, its capital markets and alternative investing businesses which consisted of equity, fixed income and convertibles sales and trading, brokerage, research and underwriting services, and certain private equity fund management activities as well as other specified non-operating assets and liabilities. After these transfers and contributions, Lazard Group distributed all of the limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to the members of LAZ-MD Holdings.

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) all majority-owned subsidiaries in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting. All material intercompany transactions and balances have been eliminated.

At December 31, 2007, the difference between the unaudited, unconsolidated Statement of Financial Condition contained in LF&Co.'s FOCUS filing and the Consolidated Statement of Financial Condition contained herein, approximating $409,975, was attributable to consolidated subsidiaries (net of intercompany items).

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts on the Consolidated Statement of Financial Condition.

Foreign Currency Translation - The Consolidated Statement of Financial Condition is presented in U.S. dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates.

Use of Estimates - In preparing the Consolidated Statement of Financial Condition, management makes estimates and assumptions regarding:

Valuations of assets and liabilities requiring fair value estimates include, but are not limited to:

- Investments;
- Allowance for doubtful accounts;
- The carrying amount of goodwill;

The outcome of pending or potential litigation;
Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Statement of Financial Condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition, and it is possible that such changes could occur in the near term.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Investments - Investments are carried at fair value and consist of publicly traded debt and equity securities, interests in LAM LLC alternative asset management funds, minority interests in LAM LLC alternative asset management funds, restricted equity securities, private equity funds and direct private equity interests.

The fair value of publicly traded debt and equity securities is determined by quoted market prices.

Interests in LAM LLC alternative asset management funds principally represent general partnership interests in LAM LLC-managed hedge funds. The fair value of such investments reflects the pro rata value of the ownership of the underlying securities in the funds, the fair value of which is determined through quoted market prices of the underlying securities as provided by external pricing sources.

Minority interests in LAM LLC alternative asset management funds represent general partnership interests held directly by certain of our LAM LLC managing directors or employees of the Company but controlled and consolidated by the Company. The associated minority interest of $51,493 at

December 31, 2007 is included in minority interest on the Consolidated Statement of Financial Condition.

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests that are valued, in the absence of observable market prices, using the following valuation methodology. Investments are initially carried at cost, which is subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if it's determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

Fees Receivable - Fees receivable, primarily consisting of investment banking fees and management and investment advisory fees, is stated net of an estimated allowance for doubtful accounts of $1,310 at December 31, 2007. Management of the Company derives the estimate by utilizing past client history and an assessment of the client's creditworthiness.

Other Receivables - Other receivables relate to the settlement of mutual fund transactions with customers of our asset management business. These receivables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Property, net - At December 31, 2007 property-net consists of the following:

Leasehold improvements	$ 84,790
Furniture and equipment	20,230
Total	$ 105,020
Less - Accumulated depreciation and amortization	73,674
Property, net	$ 31,346

Leasehold improvements, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 11 years. Depreciation of furniture and equipment is determined using estimated useful lives, generally between 3 to 13 years. Furniture and equipment includes $7,688 of assets, less accumulated depreciation of $3,482, which are under capital leases at December 31, 2007.

Goodwill - In accordance with Financial Accounting Standards Board, the ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "*Goodwill and Other Intangible Assets*," goodwill has an indefinite life and therefore is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company assesses whether amounts recorded as goodwill are impaired by comparing the fair value of each entity with its respective carrying amount. In this process, the Company uses its best judgment and information available to it at the time to perform this review and utilizes various valuation techniques in order to determine the applicable fair values. See Note 4 with respect to goodwill.

Minority Interest - Minority interest in the Consolidated Statement of Financial Condition includes interests in various LAM LLC related general partnerships held by others, as well as capital contributed to LAM LLC by its members. The Company consolidates general partnership interests that it controls but does not wholly own. The Company recognizes the portion of income not associated with the Company's ownership as minority interest on the accompanying Consolidated Statement of Income.

Revenue Recognition - Investment Banking and Other Advisory Fees - Fees for merger and acquisition advisory services and financial restructuring advisory services are recorded when earned, which is generally the date the related transactions are consummated. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition.

Money Management and Incentive Fees - Money management fees are derived from fees for investment management and advisory services provided to institutional and private clients. Revenue is recorded on an accrual basis primarily based on a percentage of client assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets, alternative investment (such as hedge funds) and private equity products, and lower fees earned on fixed income and money market products. The Company may earn performance-based incentive fees on various investment products, including alternative investment funds such as hedge funds, private equity funds, and traditional products. Incentive fees are calculated based on a specified percentage of a fund's net appreciation, in some cases in excess of established benchmarks. Incentive fees on private equity funds also may be earned in the form of a carried interest if profits from investments exceed a specified threshold. These incentive fees are paid at the end of the measurement period. Incentive fees on hedge funds generally are subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against future period net appreciation before any incentive fees can be earned. The Company records incentive fees at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined. The performance fee measurement period is generally an annual period, unless an account terminates during the year. These incentive fees received at the end of the measurement period are not subject to reversal or payback.

Receivables relating to money management and incentive fees are reported in fees receivable on the Consolidated Statement of Financial Condition.

Soft Dollar Arrangements - The Company's asset management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the asset management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with brokers. Instead, the broker is obligated to pay for the services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the asset management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, we may have to bear the costs of research and other services.

Recent Accounting Pronouncements -In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and

interim periods within those fiscal years. The Company believes the adoption of SFAS 157 will not have a material impact on the Company's Consolidated Statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159 "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits an entity to elect to measure various types of financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires that a business entity report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of the first annual period beginning after November 15, 2007 and will not be applied retrospectively to fiscal years beginning prior to the effective date. We continue to evaluate the provisions of SFAS 159 and have not yet determined if we will make any elections for fair value reporting of eligible items under such standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" (SFAS 141 (R)"). SFAS 141(R) replaces SFAS No. 141 "*Business Combinations*" ("SFAS 141") and supersedes or amends other related authoritative literature although it retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141 (R) also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141 (R) also requires the acquirer to expense costs relating to any acquisitions that close after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Statement of Financial Condition—an amendment of ARB No. 51*" ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Statement of Financial Condition. In addition it changes the way the Consolidated Statement of Income is presented by requiring consolidated net income to include amounts attributable to both the parent and the noncontrolling interest with separate disclosure of each component on the face of the consolidated income statement. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied except that the presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company has not yet determined the impact, if any, that SFAS No. 160 will have on its Consolidated Statement of Financial Condition.

3. BUSINESS ACQUISITION AND SALE OF AFFILIATES

On August 13, 2007, Lazard Group acquired all of the outstanding ownership interests of Goldsmith, Agio, Helms & Lynner, LLC ("GAHL"), a Minneapolis-based investment bank specializing in financial advisory services to mid-sized private companies. Lazard Group contributed cash, all of the net tangible assets and goodwill totaling $1,051, $4,603 and $84,107, respectively to the Company.

The goodwill is deductible for income tax purposes. The purchase agreement between Lazard Group and GAHL contains provisions for contingent consideration, which will represent goodwill, and will be recognized in the period the contingencies have been satisfied. Lazard Group will contribute any additional goodwill as a result of the satisfaction of the contingencies to the Company.

Sale of interest in Lazard Group's European Companies to Maison Lazard SAS - On January 31, 2007 as part of a global restructuring of Lazard Group's European operations, the Company sold all of its interests in the five European companies it partially owned to Maison Lazard SAS, a subsidiary of Lazard Group, for $86,000. The Company had previously recorded such interests in Investments, at fair value on the Consolidated Statement of Financial Condition at a carrying value of $20,595 as of January 31, 2007. The difference between the purchase price and carrying value of such interests in the amount of $65,405 has been recorded in member's equity pursuant to SFAS 141, for transactions between entities under common control.

4. GOODWILL

The change in the carrying amount of goodwill for the year ended December 31, 2007, is as follows:

Balance, January 1, 2007	$ 0
Goodwill contributed by Lazard Group in connection with its purchase of GAHL	84,107
Balance, December 31, 2007	$84,107

5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts business with, or provides services for, certain affiliates and subsidiaries of Lazard Group. In addition, the Company maintains investments in various affiliated entities that Lazard Group and or its subsidiaries are the majority owners. Pursuant to agreements with certain of these entities, the Company may make additional capital contributions at the request of the respective entity. A description of material related party transactions included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2007 or for the year then ended is set forth below.

Investment Banking and Other Advisory Fees - The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain transactions.

Additionally, pursuant to a business alliance agreement Lazard Group entered into with LFCM Holdings, LFCM Holdings' subsidiary, Lazard Capital Markets LLC ("LCM"), generally underwrites and distributes U.S. securities offerings originated by our financial advisory business. Revenue from such offerings are divided evenly between the Company and LCM.

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC, ("LSCC"), a wholly-owned subsidiary of Lazard Group, is allocated a portion of the costs associated with the management, administration and operations of Lazard Group. Such costs are allocated based on the relative percentage of revenues of each of Lazard Group's affiliates.

Operating Expense Reimbursements - Through agreements with certain affiliates, the Company may either directly incur or reimburse operating expenses incurred by such affiliates plus an agreed-upon margin.

Additionally, pursuant to the administration services agreement, dated May 10, 2005, by and among LAZ-MD Holdings, LFCM Holdings and Lazard Group (the "administration services agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administration and support services to LAZ-MD Holdings and LFCM Holdings, such as cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. As one of the subsidiaries that provide services, the Company charges for the services it provides based on Lazard Group's cost allocation methodology. The services provided by Lazard Group to LFCM Holdings and by LFCM Holdings to Lazard Group under the administrative services agreement generally will be provided until December 31, 2008 and the services provided by Lazard Group to LAZ-MD Holdings will generally be provided until December 31, 2014. LFCM Holdings, LAZ-MD Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fee for terminated service.

Receivable from Affiliates - Receivable from affiliates of $88,642 is primarily comprised of a non-interest bearing loan to Lazard Group, issued by LFNY Funding amounting to $77,156 at December 31, 2007.

Receivables from Related Parties - Receivables from related parties of $12,654 as of December 31, 2007 consist primarily of receivables of $5,405 from LCM, an affiliated broker dealer, for referral fees for introducing underwriting transactions that generate management and underwriting fees for LCM and $6,592 for services provided to LAZ-MD Holdings and LFCM Holdings in connection with the Company's administrative services agreement.

Payable to Affiliates - In connection with Lazard Group's 2003 creation of a strategic alliance in Italy with Banca Intesa SPA ("Intesa"), Lazard Italy loaned a portion of the proceeds received from Intesa to LFNY Funding. The loan of 84,652 Euro had a U.S. dollar equivalent of $124,617 at December 31, 2007, bears interest, payable annually, at a rate of 4.5% per annum, and has a maturity date in June 2033. Subject to certain conditions, the maturity date can be extended for up to three additional five-year periods. The loan can be prepaid without penalty or premium at any time.

In 2006, the loan between LFNY Funding and Lazard Italy was amended such that, if the strategic alliance in Italy is terminated on or prior to December 31, 2007, Lazard Italy could call the loan during the 30-day period commencing on February 4, 2008. The strategic alliance was terminated on May 15, 2006. As of February 27, 2008, Lazard Italy has not requested repayment of the loan.

In connection with the affiliates fee sharing agreements, the Company has a net payable amounting to $31,470 representing our affiliates share of investment banking and other advisory fees.

6. COMMITMENTS AND CONTINGENCIES

The Company leases office space under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2018. Office space lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements, which expire on various dates through

March 2012. Minimum rental commitments, excluding sublease income, under these leases are as follows:

	Minimum Rental Commitments	
December 31,	**Capital Leases**	**Operating Leases**
2008	$ 1,997	$ 32,244
2009	1,910	30,652
2010	477	27,125
2011	423	26,426
2012	106	16,424
Thereafter		14,982
Total payments on lease commitments	$ 4,913	$ 147,853
Less: Interest on capital lease commitments	535	
Present value of capital lease commitments	$ 4,378	

Other Commitments - At December 31, 2007, the Company had agreements related to future minimum payments to certain senior advisors, managing directors and employees. These future minimum payments amount to $27,410, $10,850, $8,709 and $7,140 for the years ended December 31, 2008, 2009, 2010 and 2011, respectively. Such agreements are cancelable under certain circumstances.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. The Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of our businesses. The Company reviews such matters on a case by case basis and establishes its reserves in accordance with SFAS No. 5, *Accounting for Contingencies*. Management believes, based on current available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition.

In 2004, the Company received a request for information from the National Association of Securities Dealers, Inc. ("NASD") as part of an industry investigation relating to gifts and gratuities, which was focused primarily on the Company's former capital markets business, which business was transferred to LFCM Holdings as part of the separation. In addition, the Company received requests for information from the NASD, SEC and the U.S. Attorney's Office for the District of Massachusetts seeking information concerning gifts and entertainment involving an unaffiliated mutual fund company, which are also focused on that same business. In the course of an internal review of these matters, there were resignations or discipline of certain individuals associated with the Company's former capital markets business. These investigations are continuing and the Company cannot predict their potential outcomes. Accordingly, the Company has not recorded an accrual for losses related to any such judicial, regulatory or arbitration proceedings.

In accordance with a master separation agreement that Lazard Ltd entered into with Lazard Group, LAZ-MD Holdings and LFCM Holdings, in connection with the transfer of the Company's capital markets and alternative investing businesses to LFCM Holdings. LFCM Holdings generally will indemnify the Company's parent, Lazard Group, as well as Lazard Ltd and LAZ-MD Holdings for losses that they incur arising out of, or relating to, the transferred businesses and the businesses

conducted by LFCM Holdings. Lazard Group's and consequently the Company's ability to collect under the indemnities from LFCM Holdings depends on their financial position.

7. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year. In addition, other periodic distributions are made to Lazard Group in the ordinary course of business. Such installment distributions began in February 2007 and totaled $295,000 through December 31, 2007. No distributions were made during the period January 1, 2008, through February 27, 2008.

8. INCENTIVE PLANS

Lazard Ltd Equity Incentive Plan - A description of Lazard Ltd's, the Company's ultimate parent, Equity Incentive Plan, and activity with respect thereto during the year ended December 31, 2007 related the Company is presented below.

Shares Available Under the Equity Incentive Plan - The Equity Incentive Plan authorizes the issuance of up to 25,000,000 shares of Class A common stock pursuant to the grant or exercise of stock options, stock appreciation rights, restricted stock, stock units and other equity-based awards. Each stock unit granted under the Equity Incentive Plan represents a contingent right to receive one share of Class A common stock of Lazard Ltd, at no cost to the recipient. The fair value of such stock unit awards is determined based on the closing market price of the Lazard Ltd's Class A common stock at the date of grant.

Restricted Stock Unit Grants ("RSUs") - RSUs require future service as a condition for the delivery of the underlying shares of Class A common stock and convert into Class A common stock on a one-for one basis after the stipulated vesting periods. The fair value of the RSUs, net of an estimated forfeiture rate, is amortized over the vesting periods or requisite service periods as required under SFAS No. 123 (revised 2004), *Share-Based Payments* ("SFAS 123R"). RSUs issued subsequent to December 31, 2005 generally include a dividend participation right that provides that during vesting periods each RSU is attributed additional RSUs (or fractions thereof) equivalent to any ordinary quarterly dividends paid on Class A common stock during such period. During the year ended December 31, 2007, such dividend participation rights related to these shares allocated to the Company required the issuance of 20,952 RSUs.

The following is a summary of activity relating to RSUs allocated to the Company during the year ended December 31, 2007:

	Units	Grant Date Weighted Average Fair Value
Balance, December 31, 2006	1,742,446	$29.68
Granted (including 20,952 RSUs relating to dividend participation)	2,294,859	$48.78
Forfeited	(107,887)	$37.05
Converted	(1,195)	$37.80
Balance, December 31, 2007	3,928,223	$40.65

As of December 31, 2007, unrecognized RSU compensation expense attributable to the Company, adjusted for estimated forfeitures, was approximately $84,781, with such unrecognized compensation expense expected to be recognized over a weighted average period of approximately 2.1 years, subsequent to December 31, 2007. The ultimate amount of such expense is dependent upon the actual number of RSUs that will vest.

Lazard Ltd periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates could cause the aggregate amount of compensation expense recognized in future periods to differ from the estimated unrecognized compensation expense described herein.

In January 2008, Lazard Ltd granted 5,074,105 RSUs to eligible employees of the Company that vest at various dates during the period ending December 2011, and had a weighted average fair value on the date of grant of $37.85 per RSU. The compensation expense with respect to these grants, net of forfeitures, will be recognized over a weighted average period of 3.1 years.

Lazard Group Incentive Plan - Lazard Group also has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a sponsored investment vehicle for certain key employees of Lazard Group. Expenses for the Plan are recorded by the Company, except for LAM LLC, based on an allocation from Lazard Group on the dates on which capital calls from such vehicle are funded by Lazard Group. LAM LLC records expenses for the Plan based on amounts paid to satisfy its direct commitment to the Plan. LAM LLC had remaining commitments at December 31, 2007, of approximately $407 under the Plan.

9. REGULATORY AUTHORITIES

LF&Co. LLC is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method, the minimum required net capital, as defined, shall be 6-2/3% of total aggregate indebtedness, as defined, or $5, whichever is greater. At December 31, 2007, the Company's regulatory net capital required was $7,972, and its regulatory net capital in excess of the minimum was $160,157.

GAHL and certain LAM LLC subsidiaries are subject to various other capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2007, each of these subsidiaries individually was in compliance with its capital requirements.

10. EMPLOYEE BENEFIT PLANS

The Company and certain of its subsidiaries provide retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

The Company's Pension and Post-Retirement Benefit Plans are described below.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans. The Employees' Pension Plan ("EPP"), which provides benefits to participants based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). EPPS is a non-

qualified supplemental plan that was unfunded at December 31, 2007. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes.

Effective January 31, 2005, the EPP and the EPPS were amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting; however, future service does not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 have been retained.

Employees of Lazard Asset Management Limited, ("LAM-UK") a subsidiary of LAM LLC, are covered by a defined benefit pension plan of Lazard & Co., Holdings Limited, a UK affiliate. The cumulative unamortized actuarial loss allocated to LAM LLC relating to this plan at December 31, 2007 was $8,668, which is included in accumulated other comprehensive income in the Consolidated Statement of Financial Condition.

Defined Contribution Plan - The Company sponsors a defined contribution plan, (the "401(k) Plan"), which covers substantially all of its employees. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service. The Company also sponsors a profit sharing plan for eligible Managing Directors of the Company. The provisions of the profit sharing plan provide that benefits to the plan accrue "ratably" based on accrued benefits to the EPP. As a result of the EPP's termination of future benefit accruals, benefits no longer accrued in the profit sharing plan. Accordingly there were no contributions to the plan in 2007.

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering certain of its employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after the effective date and for managing directors and employees employed before the effective date who attain the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy changed for those who qualify for the benefit.

The Company amended the Medical Plan effective January 1, 2008, such that employees and managing directors who meet the Medical Plan's age and service requirements, have the ability, upon retirement, to elect to purchase medical coverage through the Post Retirement Medical Plan at no cost to the Company.

Assumptions - Generally, the Company determined the discount rate for its defined benefit plan by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plan liabilities. In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan. The expected long-term rate of return on plan assets is based on expected returns on different asset classes held by the plan in light of prevailing economic conditions as well as historic returns.

This included considering the trust's asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for the computation of the December 31, 2007 medical plan benefit obligation. The rate was assumed to decrease gradually to 6% through 2011 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects

	1% Increase	1% Decrease
Cost	$ 81	$ (68)
Obligation	$ 791	$ (678)

The following table summarizes the components of benefit costs, return on plan assets, benefits paid and contributions for the year ended December 31, 2007:

	Employee Pension Plan	Employee Pension Plan Supplement	Post Retirement Medical Plan
Components of Net Periodic Benefit Costs:			
Service cost			$ 165
Interest cost	$ 1,524	$ 57	435
Expected return on plan assets	(2,260)		
Amortization of net credits from prior service costs in other comprehensive income			(1,382)
Recognized net actuarial (gain)/loss	379		584
Net periodic benefit cost (credit)	$ (357)	$ 57	$ (198)
Actual return on plan assets	$ 964		
Employer contribution		$ 22	$ 479
Benefits paid	$ (1,870)	$ (22)	$ (479)

The amounts in accumulated other comprehensive income on the Consolidated Statement of Financial Condition that are expected to be recognized as components of net periodic benefit cost (credit) for the year ending December 31, 2008 are as follows:

	Employee Pension Plan	Employee Pension Plan Supplement	Post Retirement Medical Plan	Total
Prior service cost (credit)			$(1,382)	$(1,382)
Net actuarial loss	$204	$(1)	142	345

The following table summarizes the benefit obligations, the fair value of the assets and the funded status at December 31, 2007:

	Employee Pension Plan	Employee Pension Plan Supplement	Post Retirement Medical Plan
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 28,491	$ 1,103	$ 8,285
Service cost			166
Interest cost	1,524	57	435
Actuarial (gain) loss	(3,811)	(130)	(1,631)
Benefits paid	(1,870)	(22)	(479)
Benefit obligation at end of year	$ 24,334	$ 1,008	$ 6,776
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ 28,868		
Actual return on plan assets	964		
Employer contribution		$ 22	$ 479
Benefits paid	(1,870)	(22)	(479)
Fair value of plan assets at end of year	$ 27,962	$	$
Funded surplus (deficit) at end of year	$ 3,628	$ (1,008)	$ (6,776)
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid Pension Assets	$ 3,628		
Accrued Supplemental Pension Liability		$ (1,008)	
Postretirement Medical Liability			$ (6,776)
Net amount recognized	$ 3,628	$ (1,008)	$ (6,776)
Amounts Recognized in Accumulated Other Comprehensive (income)/loss consists of:			
Actuarial net gain (loss)	$ (5,768)	$ (115)	$ 1,199
Prior service (costs) credit			(3,786)
Net amount recognized	$ (5,768)	$ (115)	$ (2,587)

	Employee Pension Plan	Employee Pension Plan Supplement	Post Retiremet Medical Plan
Weighted-average assumptions used to determine Benefit Obligations at December 31, 2007:			
Discount rate	6.5 %	6.5 %	6.5 %
Health care cost trend rates:			
Initial	na	na	9.0 %
Ultimate	na	na	6.0 %
Rate of compensation increase	na	na	na
Weighted-average assumptions used to determine Net Periodic Benefit Cost at December 31, 2007:			
Discount rate	5.5 %	5.5 %	5.5 %
Expected return on plan assets	8.0 %	na	na
Rate of compensation increase	na	na	na
Health care cost trend rates:			
Initial	na	na	10.0 %
Ultimate	na	na	6.0 %

Expected Employer Contributions:	Employee Pension Plan	Employee Pension Plan Supplement	Post Retirement Medical Plan
2008	-	$75	$394

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plan	Employee Pension Plan Supplement	Post Retirement Medical Plan
2008	$ 1,270	$ 75	$ 394
2009	1,268	125	424
2010	1,302	57	456
2011	1,320	138	485
2012	1,355	97	532
2013 - 2017	6,927	354	2,862

Plan Assets - The Company's pension plan weighted-average asset allocations at December 31, 2007 by asset category are as follows:

Asset Category	December 31, 2007
Equity Securities	47%
Debt Securities	53%

Investment Policies and Strategies - The Company's Employees' Pension Trust - The primary investment goal is to ensure that the plan remains well funded, taking account of the likely future risks to investment returns and contributions. As a result, a portfolio of assets is maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plan without exposing the trust to an unacceptable risk of under funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plan over a reasonable time period is considered when determining the level of risk that is appropriate.

Measurement Date - The measurement date for the Company's employee benefit plans was December 31, 2007.

Cash Flows

Employer Contributions - The Company did not make a contribution to the EPP during the year ended December 31, 2007

Employee Contributions - Employee pension contributions are neither required nor allowed.

11. INCOME TAXES

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to its asset management subsidiaries that are taxed in the countries in which they operate and their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and the operations of GAHL, which is subject to federal and state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years. The Company's net deferred tax assets of $4,371 at December 31, 2007, are included in other assets, on the Consolidated Statement of Financial Condition and are primarily comprised of tax assets related to compensation and benefits, which totaled $4,271. The Company did not record an allowance against its net deferred tax assets at December 31, 2007.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), which clarifies the accounting for and reporting of income tax uncertainties and requires additional disclosures related to uncertain tax positions. The Company's accounting policy provides that interest and penalties related to income taxes is to be included in income tax expense.

The cumulative effect of the Company's adoption of FIN 48 was a charge of $3,955 to the January 1, 2007 balance of member's equity. Such amount, which includes $712 related to interest and penalties, if recognized, would favorably affect the effective tax rate. The Company is no longer subject to income tax examination by foreign tax authorities for years prior to 2003 and by state and local tax authorities for years prior to 2004. While we are under examination in various tax jurisdictions with respect to certain open years, the Company believes that the result of any final determination related to these examinations is not expected to have a material impact on the

Company's financial condition. Developments with respect to such examinations are monitored each period and adjustments to tax liabilities are made as appropriate.

There were no differences between the Company's gross unrecognized tax benefits recognized on adoption of FIN 48 and the amount recorded as of December 31, 2007.

The amount of tax liabilities pertaining to unrecognized tax benefits at December 31, 2007 that, if recognized, would favorably affect the effective tax rate is $3,955.

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at December 31, 2007 will decrease within 12 months by an amount up to $1,223 as a result of the lapse of the statute of limitations in various taxing jurisdictions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END